Exhibit (n)

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eagle Point Income Company Inc.

We consent to the use of our report dated February 27, 2019 with respect to the financial statements of Eagle Point Income Company Inc., (formerly EP Income Company, LLC), including the schedule of investments, as of December 31, 2018, and the related statements of operations, cash flows and financial highlights for the period from October 4, 2018 (commencement of operations) through October 15, 2018 and the period from October 16, 2018 through December 31, 2018, the statement of members’ equity for the period from October 4, 2018 (commencement of operations) through October 15, 2018, and the statement of changes in net assets for the period from October 16, 2018 through December 31, 2018, included herein and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

New York, New York

June 20, 2019